AB 2/22

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SEC FILE NUMBER
8-18396

SEC
Mail Processing
Section
FEB 21 2008
Washington, DC
100

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BACHER & CO., INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
1140

6 B CAY HARBOR
(No. and Street)

KEY LARGO (City) FL (state) 33037 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. FRED BACHER 305-367-4400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

2/22

OATH OR AFFIRMATION

I, Fred Bacher swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bacher & Co., Inc., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL GUNTER
MY COMMISSION # DD 277149
EXPIRES: March 1, 2008
Bonded Thru Notary Public Underwriters

2/20/08

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal accounting control.
(p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant To Rule 171-5.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Fred Bacher
Bacher & Co., Inc.
Key Largo, FL 33037

In planning and performing my audit of the financial statements of Bacher & Co., Inc. (the Company), for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 12, 2008

BACHER & CO., INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2007

Contents

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Bacher & Co., Inc.
Key Largo, FL

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Bacher & Co., Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bacher & Co., Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P C.
February 12, 2008

Bacher & Co., Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 5,406
Securities owned	703,195
Commissions receivable	22,796
	$ 731,397

Liabilities and Members Equity

Liabilities	
Current	
Accrued expenses	$ 6,584
Total Liabilities	6,584
Stockholder's Equity:	
Common Stock, $1 par value; 7,500 shares authorized; 1,000 share outstanding	1,000
Additional Paid Capital	684,110
Retained Earnings	39,703
	724,813
	$ 731,397

See Accountant's Report & Accompanying Notes

Bacher & Co., Inc.
Statement of Income
For The Year Ended December 31, 2007

Revenues	
Commissions	$182,544
Net dealer inventory and investment gains	45,831
Interest and dividends	13,446
FINRA	35,000
	276,821
Expenses:	
Clearing costs & ticker services	44,722
Communications	7,807
Promotional costs	30,955
Occupancy	13,150
Regulatory	2,129
Insurance	8,097
Other Expenses	32,509
	139,369
Net Income	$137,452

See Accountant's Report & Accompanying Notes

BACHER & CO., INC.
STATEMENT OF STOCKHOLDERS'S EQUITY
DECEMBER 31, 2007

	Common Stock Shares	Common Stock Amount	Additonal Paid-in Capital	Retained Earnings	Total
January 1, 2006	1,000	$1,000	$684,110	$17,410	$702,520
Stockholder's contribution			-----		-----
Stockholder's distributions				(115,159)	(115,159)
Net Income				137,452	137,452
Balance December 31, 2007	1,000	$1,000	$684,110	$ 39,703	$724,813

See Accountant's Report & Accompanying Notes

Statement of Cash Flows
Twelve Months Ended December 31, 2007

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 137,453	
Adjustments		
Add:		
Depreciation	(42,039)	
Accrued Expenses	6,584	
Less:		
Commissions Receivable	(6,396)	
Cash from Operations		95,602
Cash Flows - Invested		
Furniture & Fixtures	17,289	
Computer Equipment	29,737	
Leasehold Improvements	20,000	
Marketable Securities	(44,554)	
Investing Cash Flows		**22,472**
Cash Flows - Financing		
Shareholder Distribution	(115,159)	
Financing Cash Flows		(115,159)
Cash Increase (Decrease)		2,915
Cash - Beginning of Year		
Cash	2,210	
Credit Balance Broker	281	
Total Beginning of Year		2,492
Cash on Statement Date		$ 5,407

See Accountant's Report & Accompanying Notes

NOTE 1 - ORGANIZATION

Bacher & Co., Inc., was incorporated on December 11, 2000 and was capitalized and began operations on January 1, 2001 as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

The Company has a cancelable agreement with Bear, Stearns Securities Corp. (the "Clearing Broker") to clear security transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Substantially all of the Company commission income is derived from purchases and sales of securities on behalf of related parties.

Prior to 2006, the Company discontinued engaging in proprietary trading activities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities and transactions and valuations

Securities transactions and related commission income and expenses are recorded on a settlement date basis and adjusted to a trade basis when there is a material difference between the settlement date and trade date basis.

Investments in marketable securities are valued at market. Securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are recorded in earnings currently.

Income Taxes

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for both Federal and state income tax purposes. In general, corporate income or loss for an "S" Corporation is allocated to the stockholders for inclusion in their personal income tax returns. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes.

NOTE 3 - SECURITIES OWNED:

Marketable securities owned consist of corporate stocks that are traded and have a market value at December 31, 2007 of $703,195.

NOTE 4 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. In November, 2005, as the Company discontinued engaging in proprietary trading activities, the Company's minimum net capital requirement was reduced from $100,000 to $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). At December 31, 2007 the Company had net capital of $599,925, which was $594,925 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2007 were not material.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONCLUDED):

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

NOTE - 6 INDEMNIFICATIONS:

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

BACHER & CO., INC.
Schedule I
NET CAPITAL COMPUTATION
DECEMBER 31, 2007

Net capital:		
Total Stockholder's Equity		$724,813
Haircuts on securities positions:		
Other securities	105,479	
Undue Concentration	19,409	124,888
Net Capital		$599,925
Aggregate indebtedness		$ 6,584
Computation of basic net capital requirements:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requiremnt)		$ 5,000
Excess of net capital over $5,000 minimum net capital		$594,925
Ratio of aggregate indebtedness to net capital		0.01 to 1

There were no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

See Accountant's Report & Accompanying Notes

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bacher & Co., Inc. as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule l5c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) ________ 4550

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ________ 4560

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

Clearing Firm SEC#s	Name	Product Code
8- 43724 [4335A]	Bear, Stearns Securities Corp. [4335A2]	A11 [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k) (3) Exempted by order of the Commission ________ 4580

See Accountant's Report and Accompanying Notes

END